Exhibit 99.3

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND TWELVE-MONTH PERIODS

ENDED DECEMBER 31, 2023

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	1

1.MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months ("Q4 2023") and year ended December 31, 2023. References to “Bragg”, the “Group” or the “Company” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the audited consolidated financial statements for the year ended December 31, 2023 (the “2023 financial statements”).

For reporting purposes, the Company prepared the 2023 Financial Statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the 2023 financial statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2023 financial statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Company to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to March 26, 2024, the date the Company’s board of directors (the “Board”) approved this MD&A.

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2.CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it expects to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Company. Additional risks, uncertainties and other factors are discussed in the Company’s annual information form dated March 26, 2024 (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements in this MD&A describe the Company’s expectations as of March 26, 2024, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.LIMITATIONS OF KEY METRICS AND OTHER DATA

The Company’s key metrics are calculated using internal Company data. While these numbers are based on what the Company believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Company’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Company’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Company continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Company’s methodology.

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4.OVERVIEW OF FINANCIAL YEAR 2023

Bragg Gaming: Overview and Strategy

Bragg is a content-driven business-to-business (“B2B”) iGaming technology provider. Its suite of iGaming content and technology, commercial relationships and operational licenses allows it to offer a complete gaming solution in regulated online gaming markets globally. Its premium content portfolio currently includes over 8,000 casino game titles, including proprietary games developed by its in-house studios, exclusive titles developed by third-party partners on its remote games server (“RGS”) as well as aggregated, licensed games from top studios around the world.

The Company’s proprietary suite of products includes a player account management (“PAM”) platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Company’s technology was developed on a greenfield basis and is not dependent on legacy code. The Company’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including in European and North American iGaming markets.

The Company was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Company completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”), a full turnkey iGaming solutions provider with an established customer base in Europe and Latin America.

In June 2021, the Company acquired Wild Streak LLC, doing business as Wild Streak Gaming (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in the United States and Europe.

In June 2022, the Company acquired Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions.

In September 2022, the Company consolidated its group of companies including Oryx, Wild Streak and Spin under the single brand name, Bragg Group.

The Company is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG.

The Company aims to grow its business as a vertically integrated B2B provider to regulated online casinos, regulated online sports betting, and land-based casino offerings in global markets.

Driven by an experienced management team and offering its differentiated content portfolio, software-as-a-service (“SaaS”) technology and managed services, the Company aims to become a leading vertically integrated content-led technology provider in the iGaming industry.

Financial performance in 2023

The Company is pleased to report on its trading performance for the year ended December 31, 2023. The year was characterized with vast operational activity with onboarding of new customers, triggering high demand for the Company’s products and services and supporting its underlying growth. The Group has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

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Revenue

The Company’s revenue1 for the year ended December 31, 2023, increased from the same period in the previous year by 10.4.% to EUR 93.5 million (2022: EUR 84.7 million) continuing a yearly growth since FY2021. The Group’s year-over-year revenue growth was mainly organic through its existing customer base, with onboarding of new customers in various jurisdictions and a solid revenue performance from its proprietary Wild Streak casino games studio and Spin’s existing United States customer base.

The Company’s revenue growth was mainly derived from the games and content segment which amounted to EUR 72.6 million (2022: EUR 60.8 million) and accounted for 77.7% (2022: 71.7% ) of the total revenues, as demand for the Group’s unique games and content and technology proposition continues to grow. The Company’s growth has been underpinned by continued investment and innovation in its technology and product offering. These investments enhanced the roll out of the iGaming (PAM) product in new markets throughout the year including Oryx Hub, new data analytic tools and customer engagement platform.

Management of the Company is pleased to see growth in game play and overall engagement level, maintaining solid unique player2 numbers. Total wagering generated via games and content offered by the Company in the period ended December 31, 2023, were up by 26.6% from the same period in the previous year to EUR 22.4 billion (2022: EUR 17.7 billion). The number of unique players using our games and content in 2023 (excluding Wild Streak and Spin) increased by 36.4% to 8.9 million (2022: 6.5 million).

Gross profit increased compared to the same period in the previous year by 10.8% to EUR 49.9 million (2022: EUR 45.1 million) with gross margins increasing by 0.2% to 53.4% (2022: 53.2%). Gross profits improved year over year primarily due to improvement in revenue performance and the composition of revenue derived from our iGaming platform and managed services together with revenue from proprietary game studios which has no cost of sales compared to third party games and content which have associated third party costs.

Selling, general and administrative expenses increased from the same period in the previous year by 8.7% to EUR 50.8 million (2022: EUR 46.8 million) amounting to 54.3% of total revenue (2022: 55.2%). The increase of costs is in line with the Company’s investment in its growth strategy, as the Company continues to build and enhance its foundation as a scalable and innovative vertically integrated iGaming content and technology provider in the iGaming industry.

2023 Financial Year Highlights

Notable factors affecting the Company’s performance in 2023 include the following:

(a)	Salaries and subcontractors increased by 18.2% to EUR 22.9 million (2022: EUR 19.4 million) as the Company continued to invest in expanding its technology and product offering by scaling its software and games development teams, product managers, data and analytics professionals and executive team. This has enabled the Company to source new customers and maintain growth from its existing customer base, expand into new markets, and adapt to regulatory requirements. As a result of the increased level of investment in technology and products, total capitalized software development costs increased by EUR 2.0m to EUR 8.7 million.

A one-off payment in the amount of EUR 1.3m (2022: EUR 0.2m) relating to a termination of the employment agreement of key senior executives were also incurred in the period which also attributed to the increase in the costs.

1 Revenue includes group share in game and content, platform fees and management and turnkey solutions

2 Unique players are individuals who made a real money bet at least once during the period

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(b)	Share based compensation decreased by 45.5% to EUR 2.1 million (2022: EUR 3.8 million) in connection with share-based incentive plan awards to new directors and management composed of deferred share units (“DSUs”), restricted share units (“RSUs”) and share options. During the period, EUR 0.4m was incurred in relation to a one-off acceleration of RSUs relating to the termination of the employment agreement of a key senior executive. The decrease resulted from a combination of higher number of awards granted in the previous year, changes in the vesting profile of new awards resulting in a lower proportion of aggregate fair value being expensed in current periods and cancellation of options.

Total employee costs (including share-based compensation charge) increased by 7.8% to EUR 24.9 million (2022: EUR 23.1 million) mainly due to an increased headcount in technology, product and senior management teams in the total value of EUR 3.5 million with offset in share-based payment costs of EUR 1.7 million.

(c)	Information technology and hosting costs increased by 27.6% to EUR 4.2 million (2022: EUR 3.3 million) mainly related to an increase in gaming activity and increased costs of hosting and servers in various jurisdictions as a result of the Company’s revenue growth.
(d)	Professional fees decreased by EUR 0.3 million to EUR 3.1 million (2022: EUR 3.4 million) and are comprised of audit and tax advisory, legal, recruitment, regulatory and licensing costs which are related to various jurisdictions, including in the United States and other markets, as part of the expansion into new markets. The decrease in professional fees compared to the previous period is due to cost control and a one-time EUR 0.3 million payment made in 2022 in relation to the recruitment of the former Chief Executive Officer.
(e)	Corporate costs decreased by EUR 0.6 million to EUR 0.5 million (2022: EUR 1.1 million) as a result of a reduction in the level of investment in investor and public relations activities as part of the Company’s general corporate strategy.
(f)	Sales and marketing decreased by EUR 0.4 million to EUR 2.0 million (2022: EUR 2.4 million) mainly related to the optimisation in the expenditure of sales and gaming sector events and games and content promotional activities.
(g)	Bad debt expense decreased by EUR 1.0 million to a recovery of EUR 0.4 million (2022: charge of EUR 0.6 million) as a result of progress being made in improving the billing processes and collection of customer funds and remeasuring the risk in the aging and liquidity of trade receivables of specific customers.
(h)	Transaction and acquisition costs : decreased by EUR 0.9 million to EUR nil (2022: EUR 0.9m) due to costs incurred related to the debt financing process and other M&A activities in the previous year.
(i)	Other operational costs amounted to EUR 2.5 million (2022: EUR 2.7 million) relating to an increased director and officer insurance premium as well as erosion and omission costs.

Total operating loss for the period amounted to EUR 0.8 million (2022: EUR 0.8 million).

The Company’s Adjusted EBITDA increased from the same period in the previous year by 26.3% to EUR 15.2 million (2022: EUR 12.1 million) with Adjusted EBITDA margins increasing by 210 bps to 16.3% (2022: 14.2%). The change in margin is mainly as a result of scale and a change in the product mix, while maintaining higher investment in salaries and subcontractor costs as part of the Company’s strategy to expand software development, product, and senior management functions. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Section 5.3.

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Cash flow

Cash flows from operating activities for the year ended December 31, 2023, amounted to EUR 11.7 million (2022: EUR 5.8 million) with underlying performance of EUR 13.6 million (2022: EUR 10.7 million) offset by movement in working capital and income tax payment of EUR 1.9 million (2022: EUR 4.9 million).

Cash flows used in investing activities amounted to EUR 9.7 million (2022: EUR 16.9 million), a reduction of EUR 7.2 million from the same period in the previous year and is mainly attributable to the consideration paid relating to the acquisition of Spin Games LLC in the previous period amounting to EUR 9.0 million. During the year, the Company continued its investment in intangible assets, mainly in software development and game certification costs, totaling EUR 9.4 million (2022: EUR 7.4 million) and purchases of property and equipment of EUR 0.3 million (2022: EUR 0.5 million).

Cash flows from financing activities amounted to a net outflow of EUR 4.2 million (2022: inflow of EUR 7.0 million) mostly related to the outflows from the repayment of the Lind convertible security of EUR 3.7 million (2022: inflow from the financing arrangement from which the Company received a net investment of EUR 8.1 million), repayment of lease liability of EUR 0.6 million (2022: EUR 0.2 million) and repayment of loan and interest of EUR 0.3 million (2022: EUR 1.0 million). During the period, the Company also received EUR 0.4 million proceeds from the exercise of stock options (2022: EUR nil).

Financial performance in Q4 2023

Revenues

During the three months ended December 31, 2023, the Company has continued its focus on achieving its strategic objectives by accelerating growth while remaining committed to revenue diversification and geographic expansion.

The Company’s revenue for the three months ended December 31, 2023, have seen a slight decline from the same period in the previous year by 1.4% to EUR 23.4 million (4Q22: EUR 23.7 million) . The Company’s year-over-year revenue decline was mainly related to revised commercial terms agreed to with a key strategic partner that has been reflected in the quarter in managed services and aggregation products.

Total wagering generated via games and content offered by the Company in the three months ended December 31, 2023, were up by 18.1% from the same period in the previous year to EUR 6.1 billion (2022: EUR 5.1 billion). The number of unique players using the Company’s games and content over the period (excluding Wild Streak and Spin) increased by 29.4% to 3.7 million (4Q22: 2.8 million).

Gross profit

Gross profit for the three months ended December 31, 2023 decreased from the same period in the previous year by 7.3% to EUR 12.0 million (4Q22: EUR 13.0 million) with gross margins decreasing by 330 bps to 51.5% (4Q22: 54.9%) due to a lower revenue derived from our iGaming platform and managed services coupled with the increase in content revenue which has a higher cost of sales compared to associated third-party costs.

Expenses

Selling, general and administrative expenses for the three months ended December 31, 2023 amounted to EUR 12.7 million, a decrease of EUR 0.4 million from the same period in the previous year (4Q22: EUR 13.2 million) and representing 54.8% of the total revenue (4Q22: 55.8%).

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Profitability

Adjusted EBITDA amounted to EUR 2.8 million (4Q22: EUR 3.7 million) a decrease of EUR 0.9 million for the period with Adjusted EBITDA margins decreasing by 350 bps to 11.9% (4Q22: 15.4%). The main driver for the decrease was the revised commercial terms agreed to with a key strategic partner that have been reflected in the quarter in managed services and aggregation products while keeping tight control over the selling, general and administrative expenses.

Operating loss amounted to EUR 0.4 million (4Q22: operating profit of EUR 0.2 million) a decline in loss of EUR 0.6 million. This was mainly as a result of a reduction of gross profit of EUR 1.0 million offset by the decrease in selling, general and administrative expenses of EUR 0.4 million compared to the same period in the previous year.

Cash flow

Cash flow generated from operating activities for the three months ended December 31, 2023, amounted to EUR 5.5 million (4Q22: used EUR 2.0 million) with underlying performance amounting to EUR 3.5 million (2022: EUR 3.3 million). This was further improved by positive movement of net working capital amounting to EUR 2.5 million (4Q22: Negative EUR 5.0 million) offset by income taxes paid of EUR 0.5 million (4Q22: EUR 0.3 million).

Cash flow used in investing amounted to EUR 3.1 million (4Q22: EUR 2.5 million) and is mainly attributable to additions to intangible assets of EUR 3.0 million (4Q22: EUR 2.2 million).

Cash flow used in financing activities amounted to EUR 1.6 million (4Q22: EUR 0.4 million) mainly related to costs directly attributable to the repayment of convertible debt of EUR 1.4 million in the period (4Q22: Nil).

Financial position

Cash and cash equivalents as of December 31, 2023, amounted to EUR 8.8 million (December 31, 2022: EUR 11.3 million), a decrease of EUR 2.5 million, primarily as a result of cash used for investment activities totalling EUR 9.7 million mainly related to software development costs, cash used for financing activities totalling EUR 4.2 million mainly from repayment of convertible debt offset by a positive cash flow from operating activities of EUR 11.7 million.

Trade and other receivables as of December 31, 2023, totalled EUR 18.6 million (December 31, 2022: EUR 16.6 million), an increase of EUR 2.0 million mainly as a result of the timing of the cash collection of several customers which took place post year end.

Trade payables and other liabilities as of December 31, 2023, increased by EUR 2.3 million to EUR 21.8 million (December 31, 2022: EUR 19.5 million) as result of a EUR 2.3 million increase in trade payables and accrued liabilities.

Total convertible debt amounted to EUR 2.9 million (December 31, 2022: EUR 8.0 million) attributed to the convertible debt financing completed in September 2022. As of the date of this MD&A, 833,505 shares have been issued to Lind pursuant to the Lind Funding Agreement.

Other

●	Share Capital: As at December 31, 2023, the number of issued and outstanding shares was 23,003,552 (December 31, 2022: 21,107,968), the number of outstanding awards from equity incentive plans was 2,500,592 (December 31, 2022: 3,131,295), and the number of outstanding warrants was nil (December 31, 2022: 16,886) of broker warrants and warrants issued upon convertible debt of 979,048 (December 31, 2022: 979,048).

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●	Employees: As at December 31, 2023, the Company employed 464 employees, contractors and sub-contractors (December 31, 2022: 428) across Europe, North America, India, and Israel.

Strategic Progress

The Company’s vision is to be a profitable, must-have iGaming content and solution provider. It aims to achieve this as a producer and distributer of casino games, as a developer and licensor of iGaming technology, and as a provider of iGaming services.

The Company’s content includes online and land-based games from its in-house Bragg Studios, exclusive online games from third-party content providers under its Powered by Bragg program, and non-exclusive third-party online games delivered via its content aggregation offering.

Technology products offered by the Company servicing the online casino and sports betting industry include its proprietary PAM platform, its Bragg Hub content delivery platform, its Fuze™ player engagement toolset and its data analysis and reporting platforms.

The Company also offers fully managed operational and marketing services to its PAM customers.

Taken together, the Company’s content, technology and services offer a full turn-key solution, capturing an increased proportion of the online gaming value chain.

The Company plans to achieve its vision by focusing on its continued progress in the following key strategic areas:

a)	The rollout of Bragg’s new content portfolio in the United States

Throughout the full year of 2023, the Company continued to roll out its latest portfolio of exclusive online casino games, delivered via its newest RGS technology, in the largest regulated iGaming jurisdictions in the United States.

In New Jersey, these launches included DraftKings Inc., Caesars Sportsbook & Casino and Resorts Digital Gaming in the first quarter of 2023, and BetMGM in the last quarter of the year.

The Company launched its latest content and RGS technology with Rush Street Interactive in the second quarter of 2023, and with FanDuel in Michigan and Connecticut during the third quarter.

In September 2023, the Company launched a custom online slot game, Lady Luck Casino Egyptian Magic, for its customer Caesars Sportsbook & Casino in New Jersey and Michigan, showcasing its ability to develop unique, customized and exclusive content to help its customers offer a differentiated online casino product.

b)	Continued expansion in other markets

The Company has continued to develop its business in other markets throughout the full year of 2023, launching in four new iGaming markets, obtaining new supplier licenses, and launching content with new customers in multiple territories.

Three multi-brand, multi-territory agreements with tier 1 operators were signed during the year, with Betsson in the first quarter, and with 888 Holdings and with PokerStars in the third quarter. These global agreements covered the distribution of the Company’s content in multiple territories, including the United Kingdom, Italy, Sweden, Denmark, Spain, Portugal and the Czech Republic.

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Additional content launches with new customers included:

◾	In the first quarter of the year, the Company launched with Napoleon Sportsbook and Casino in Belgium, marking a new market entry for Bragg, with the local market leader.
◾	The Company announced multiple new content launches during the year in Switzerland, including with Swiss Casinos and Grand Casino Basel (1Q23), Grand Casino Bern, Pasino.ch and Gamrfirst.ch (2Q23) and Swiss4Win.ch (3Q23). The Company estimated that by the end of the third quarter of the year, its customers in the jurisdiction represented approximately 99% of the regulated Swiss iGaming market.
◾	In the United Kingdom, the company launched content for the first time with 32Red.co.uk in the first quarter of the year, and with Unibet.co.uk, 888 Holdings and Pokerstars.co.uk in the third quarter.
◾	In the second quarter of the year, the Company entered the Mexican online casino market with its content, with local market-leading operator Caliente.
◾	During the second quarter, the Company also launched games in Italy – the second largest regulated European online casino market - for the first time, with market-leading distributer Microgame. The Company subsequently launched games with new Italian customers Snaitech in the third quarter, and with Lottomatica in the fourth quarter.
◾	In Spain, the Company launched content with new customers PlatinCasino.es and Gran Madrid Casino in the second quarter, and with Sportium for the first time in the fourth quarter.
◾	During the third quarter of the year, the Company announced that it had entered the Georgian iGaming market with Flutter-owned Adjarabet, the local market leader.
◾	The Company announced in the third quarter of the year that it had launched its content for the first time with bet365 in Ontario, a leading operator brand in the territory.
◾	In the Netherlands, the Company announced during the fourth quarter that it had agreed to an extension to continue to supply its PAM, content and product delivery services to BetCity.nl, while in a separate announcement it also said that it had launched its content with Kansino.nl in the territory, also during the last quarter of the year.
◾	In the last quarter of the year, the Company announced that it had launched its games and aggregation platform with Superbet in Brazil.

During the year, the Company obtained additional iGaming supplier licenses from regulators in Sweden (2Q23), Gibraltar (3Q23) and the Isle of Man (4Q23), allowing it to continue to serve or to expand its service to customers operating under licenses issued in these territories.

c)	Proprietary Bragg Studios content development

The Company continued to expand its portfolio of proprietary Bragg Studios games throughout the year, in line with its strategy to grow its revenue generated from casino content developed in-house. Proprietary content generates higher gross profit margins for the Company relative to third-party content, since there are no royalties to pay to studio owners.

In the full year of 2023, it launched a total of 29 new proprietary online titles globally (4Q23: eight).

During the year, the Company launched 26 proprietary titles which were new to European online casino markets (4Q23: eight) and 15 proprietary titles new to North American online casino markets (4Q23: six):

◾	Indigo Magic, the Company’s European-based online games studio, launched 12 (4Q23: three) new online game titles globally in FY23, with 12 (4Q23: three) new to European markets and 3 (4Q23: three) new to North American markets
◾	Atomic Slot Lab, the Company’s newest Las Vegas, Nevada based online games studio launched 10 (4Q23: three) new online game titles globally, with 10 (4Q23: three) new to European markets and 9 (4Q23: three) new to North American markets

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◾	Wild Streak Gaming, the Company’s established Las Vegas, Nevada based slots studio launched 5 (4Q23: two) new online game titles globally, with 4 (4Q23: two) new to European markets and 1 (4Q23: zero) new to North American markets. Wild Streak Gaming also launched 3 (4Q23: two) new land-based slots titles in North America.
◾	Spin Games, the Company’s established Reno, Nevada based online game studio launched 2 (4Q23: zero) new game titles online in North America

d)	Exclusive portfolio expansion via Powered by Bragg content partners

The Company continues to grow its portfolio of exclusive games as part of its Powered by Bragg portfolio. Online casino games built on the Bragg RGS and exclusively distributed by the Company increase the number of in-demand games titles offered to customers. Furthermore, exclusive games from third-parties enable the Company to offer highly localized game portfolios, for example by offering a number of exclusive games online in North America from casino brands with an established land-based following such as Bluberi and Incredible Technologies.

During the full year of 2023, the Company launched a total of 39 (4Q23: eight) new Powered by Bragg titles globally, with 28 (4Q23: six) new to European markets and 16 (4Q23: two) new in North American markets:

◾	Ten (4Q23: two) new Incredible Technologies game titles launched in North American markets
◾	Eight (4Q23: three) new King Show Games titles launched in European markets
◾	Eight (4Q23: one) new Gamomat titles launched in European markets
◾	Four (4Q23: zero) new Bluberi game titles launched globally, with four new to European markets (4Q23: zero), and five (4Q23: zero) titles new to North American markets were launched in FY23, including one which had previously been launched in European markets in 2022
◾	Four (4Q23: one) new WinFast game titles launched in European markets
◾	Two (4Q23: zero) new Blue Guru game titles launched in European markets
◾	One (4Q23: one) new Sega Sammy Creation game title launched in European markets
◾	One (4Q23: zero) new Kalamba Games title launched online in North American markets
◾	One (4Q23: zero) new Animak Gaming title launched online in European markets

e)	PAM & full turn-key offering

In the Netherlands, the Company continues to be the market leading PAM supplier, with five customers taking the Company’s PAM in the territory.

The Company continues to grow its PAM in the Czech market and continues to consider new opportunities for growth of its PAM, content aggregation, player engagement toolset and managed services in multiple jurisdictions internationally.

In the fourth quarter of 2023, the Company extended its agreement with Entain Plc to supply Entain’s Dutch iGaming operator, BetCity.nl, with its PAM platform until 2025.

Outlook

The Company continues to roll out its new proprietary and exclusive content portfolio in the United States as well as in other jurisdictions internationally. It continues to expand its in-house Bragg Studios content portfolio, a product vertical which generates higher gross profit margins compared to distributing content from third party studios. It also continues to grow its Powered by Bragg program which adds diversity and several popular casino gaming brands to the Company’s exclusive games portfolio, offering differentiation to its overall content offering.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	11

Bragg continues to be the market-leading PAM provider in the Netherlands’ iGaming market, and continues to develop its PAM, aggregation and complete solution business in the Netherlands and in other countries.

The Board of Directors confirms that it has formed an ad hoc special committee, chaired by independent Board member Don Robertson, to undertake a review of the Company’s strategic alternatives. The special committee has been appointed to consider and explore strategic alternatives, which may include the sale of the Company or of its assets, a merger, financing, further acquisitions, or other strategic alternatives. No timetable to complete the strategic review process has been established, nor have any decisions been made relating to strategic alternatives at this time. There can be no assurances that any transaction will be completed.

The Company will not be providing further comment on the status of the strategic review process at this time and intends to provide further updates as circumstances warrant and in accordance with applicable securities laws. While the strategic review process is ongoing, the Company’s management remains committed to executing the Company's strategy and business plan with the full support of the Board.

The Board of Directors confirms that it has formed an ad hoc special committee, chaired by independent Board member Don Robertson, to undertake a review of the Company’s strategic alternatives. The special committee has been appointed to consider and explore strategic alternatives, which may include the sale of the Company or of its assets, a merger, financing, further acquisitions, or other strategic alternatives. No timetable to complete the strategic review process has been established, nor have any decisions been made relating to strategic alternatives at this time.

5.FINANCIAL RESULTS

5.1BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities.

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, Israel shekels and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

5.2SELECTED ANNUAL INFORMATION

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
EUR 000	2023	2022	2023	2022
Revenue	23,357	23,681	93,519	84,734
Net (Loss)	(786)	(856)	(3,836)	(3,484)
EBITDA	3,327	2,682	12,290	7,626
Adjusted EBITDA	2,786	3,650	15,236	12,062

Basic (Loss) Per Share	(0.03)	(0.04)	(0.17)	(0.16)
Diluted (Loss) Per Share	(0.03)	(0.04)	(0.17)	(0.16)

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	12

	As at	As at
	December 31,	December 31,
	2023	2022
Total assets	103,367	104,388
Total non-current financial liabilities	4,367	9,346

Dividends paid	nil	nil

As at December 31, 2023, non-current financial liabilities primarily consists of EUR 1.4 million (December 31, 2022: EUR 2.1 million) of deferred consideration in relation to Spin acquisition, EUR 2.6 million (December 31, 2022: EUR 0.3 million) in lease obligations on right of use assets in relation to office leases, EUR 0.4 million (December 31, 2022: EUR 0.2 million) of long-term employee benefits and EUR nil (December 31, 2022: EUR 6.6 million) of convertible debt.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform to IFRS as issued by the IASB. These accounting principles have been applied consistently across all reporting periods presented.

5.3OTHER FINANCIAL INFORMATION

To supplement its 2023 financial statements presented in accordance with IFRS, the Company considers certain financial measures that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating income (loss) to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended December 31,		Year Ended December 31,
EUR 000	2023	2022	2023	2022
Operating income (loss)	(431)	162	(777)	(828)
Depreciation and amortization	3,758	2,520	13,067	8,454
EBITDA	3,327	2,682	12,290	7,626
Depreciation of right-of-use assets	(306)	(76)	(579)	(230)
Lease interest expense	(38)	(6)	(65)	(19)
Share based compensation	(228)	833	2,055	3,773
Transaction and acquisition costs	—	197	—	905
Exceptional costs	352	417	1,643	824
(Loss) gain on remeasurement of derivative liability	(214)	(114)	47	(13)
Gain on settlement of convertible debt	(160)	—	(595)	—
(Gain) loss on remeasurement of deferred consideration	53	(283)	440	(804)
Adjusted EBITDA	2,786	3,650	15,236	12,062

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	13

Exceptional costs in the year ended December 31, 2023 include EUR 1.3 million (2022: EUR 0.2 million) relating to the termination of the employment contracts of certain key senior executives and EUR 0.3 million in relation to non-recurring corporate, regulatory and legal matters (2022: EUR 0.5 million).

Gain on remeasurement of deferred consideration is due to remeasurement of the present value of deferred share consideration in relation to the acquisition of Spin. The (loss) gain on remeasurement of derivative liability is due to remeasurement of the present value of the conversion options embedded in the Lind Funding Agreement convertible debt instrument.

5.4SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Three Months Ended December 31,		Year Ended December 31,
EUR 000	2023	2022	2023	2022
Revenue	23,357	23,681	93,519	84,734
Operating income (loss)	(431)	162	(777)	(828)
EBITDA	3,327	2,682	12,290	7,626
Adjusted EBITDA	2,786	3,650	15,236	12,062

	As at	As at
	December 31,	December 31,
	2023	2022
Total assets	103,367	104,388
Total liabilities	33,120	34,854

TRADE AND OTHER RECEIVABLES

	As at	As at
	December 31,	December 31,
EUR 000	2023	2022
Trade receivables	18,641	16,231
Sales tax receivables	—	397
Trade and other receivables	18,641	16,628

The following is an aging of the Company’s trade receivables:

	As at	As at
	December 31,	December 31,
EUR 000	2023	2022
Less than one month	17,711	15,759
Between two and three months	1,275	1,313
Greater than three months	1,714	1,594
	20,700	18,666
Provision for expected credit losses	(2,059)	(2,435)
Trade receivables	18,641	16,231

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	14

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	December 31,	December 31,
EUR 000	2023	2022
Trade payables	7,504	4,327
Accrued liabilities	13,983	14,817
Sales tax payable	12	—
Other liabilities	347	405
Trade payables and other liabilities	21,846	19,549

5.5SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Company.

	2022				2023
EUR 000	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Revenue	19,360	20,794	20,899	23,681	22,859	24,729	22,574	23,357
Operating income (loss)	(143)	791	(1,638)	162	520	1,271	(2,137)	(431)
EBITDA	1,433	2,674	837	2,682	3,229	4,525	1,209	3,327
Adjusted EBITDA	3,040	3,135	2,237	3,650	3,894	4,742	3,814	2,786
Income (Loss) per share - Basic	(0.03)	0.00	(0.09)	(0.04)	(0.02)	0.02	(0.13)	(0.03)
Income (Loss) per share - Diluted	(0.03)	0.00	(0.09)	(0.04)	(0.02)	0.02	(0.13)	(0.03)

5.6LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Company calculates its working capital requirements from continuing operations as follows:

	As at	As at
	December 31,	December 31,
EUR 000	2023	2022
Cash and cash equivalents	8,796	11,287
Trade and other receivables	18,641	16,628
Prepaid expenses and other assets	1,655	1,823
Current liabilities excluding deferred consideration and convertible debt	(23,943)	(23,131)
Net working capital	5,149	6,607
Convertible debt - current	(2,445)	—
Deferred consideration -current	(1,513)	(1,176)
Net current assets	1,191	5,431

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	15

Deferred consideration of EUR 1.5 million is related to deferred share consideration upon the acquisition of Spin on June 1, 2022 (December 31, 2022: EUR 1.2 million).

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2023 are below:

	2024	2025	2026	2027	Thereafter	Total
Trade payables and other liabilities	21,846	—	—	—	—	21,846
Lease obligations on right of use assets	739	732	696	713	731	3,611
Convertible debt	3,620	—	—	—	—	3,620
Other non-current liabilities	1	3	3	7	778	792
	26,206	735	699	720	1,509	29,869

MARKET RISK

The Company is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Company is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7CASH FLOW SUMMARY

The cash flow from continuing operations may be summarized as follows:

	Year Ended December 31,
EUR 000	2023	2022
Operating activities	11,739	5,753
Investing activities	(9,723)	(16,873)
Financing activities	(4,166)	6,897
Effect of foreign exchange	(341)	(496)
Net cash flow	(2,491)	(4,719)

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	16

Cash flows used in investing activities is primarily due to additions to intangible assets of EUR 9.4 million (year ended December 31, 2022: EUR 7.4 million). Cash flows used in investing activities in the comparative period also include EUR 8.5 million in cash consideration and EUR 0.8 million prepaid consideration in relation to the acquisition of Spin.

	Year Ended December 31,
EUR 000	2023	2022
Purchases of property and equipment	(332)	(544)
Additions in intangible assets	(9,391)	(7,377)
Proceeds from sale of discontinued operations	—	91
Consideration paid upon business combination	—	(8,488)
Cash acquired from business combination	—	266
Prepaid consideration	—	(821)
Cash flows used in investing activities	(9,723)	(16,873)

In the year ended December 31, 2023, cash flows used in financing activities mainly consisted of repayment of convertible debt totaling EUR 3.7 million (year ended December 31, 2022: proceeds of EUR 8.0 million) and repayment of lease liability, loans, interest and financing charges totaling EUR 0.9 million (year ended December 31, 2022: EUR 1.2 million). Cash flows generated from financing activities include proceeds from exercise of stock options of EUR 0.4 million (year ended December 31, 2022: EUR 14 thousand).

	Year Ended December 31,
EUR 000	2023	2022
Proceeds from exercise of stock options	440	14
Repayment of convertible debt	(3,693)	—
Proceeds from convertible debt	—	8,053
Repayment of lease liability	(595)	(188)
Repayment of loans	(109)	(661)
Interest income	1	13
Interest and financing fees	(210)	(334)
Cash flows (used in) generated from financing activities	(4,166)	6,897

6TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Strategy Officer and Chief Technology Officer. Two key management employees are also shareholders in the Company.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	17

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Year Ended December 31,
	2023	2022
Revenue	—	101
Salaries and subcontractors	(4,255)	(4,088)
Share based compensation	(1,688)	(2,769)
Professional fees	(163)	(44)
Other operational costs	—	(228)
	(6,106)	(7,028)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2023	2022
Salaries and subcontractors	(2,292)	(1,326)
Share based compensation	(74)	(62)
(Loss) gain on remeasurement of deferred consideration	(440)	804
Interest and financing fees	(403)	(316)
	(3,209)	(900)

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	As at	As at
	December 31,	December 31,
	2023	2022
Consolidated statements of financial position
Trade and other receivables	40	8
Trade payables and other liabilities	(1,945)	(2,019)
Deferred consideration - current	(1,513)	(1,176)
Deferred consideration - non-current	(1,426)	(2,121)
Net related party payable	(4,844)	(5,308)

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	18

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees of the Company are set out in aggregate as follows:

	Year Ended December 31,
	2023	2022
Consolidated statements of changes in equity
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	(3,491)	(6,764)
Share capital	3,491	6,764
Shares issued as consideration to Spin Vendors
Share capital	1,104	1,426
Net movement in equity	1,104	1,426

	As at	As at
	December 31,	December 31,
	2023	2022
Consolidated statements of cash flows
Consideration paid upon business combination	—	(8,488)
Prepaid consideration	—	(821)
Repayment of loans	—	(94)
Net cash outflow	—	(9,403)

7DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	December 31,	March 26,
	2023	2024
Common Shares	23,003,552	23,219,700
Warrants	979,048	979,048
Broker Warrants	—	—
Fixed Stock Options	1,777,438	1,777,276
Restricted Share Units	498,000	498,000
Deferred Share Units	225,154	225,154
	26,483,192	26,699,178

The increase of 216,148 in Common Shares between the reporting date and the date of this MD&A is due to settlement of convertible debt by issuing 216,148 Common Shares.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	19

8CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx Gaming, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	20

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	21

-	Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of Nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit and loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price WVAP, annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	22

9CHANGES IN ACCOUNTING POLICY

a)	New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ‘significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the consolidated financial statements of the Group but affect the disclosure of accounting policies of the Group.

●	Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors)

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors.

These amendments had no effect on the consolidated financial statements of the Group.

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued amendments to IAS 12, which clarify whether the initial recognition exemption applies to certain transactions that result in both an asset and a liability being recognised simultaneously (e.g. a lease in the scope of IFRS 16). The amendments introduce an additional criterion for the initial recognition exemption, whereby the exemption does not apply to the initial recognition of an asset or liability which at the time of the transaction, gives rise to equal taxable and deductible temporary differences.

These amendments had no effect on the consolidated financial statements of the Group.

●	International Tax Reform – Pillar Two Model Rules (Amendment to IAS 12 Income Taxes) (effective immediately upon the issue of the amendments and retrospectively)

In December 2021, the Organisation for Economic Co-operation and Development (OECD) released a draft legislative framework for a global minimum tax that is expected to be used by individual jurisdictions. The goal of the framework is to reduce the shifting of profit from one jurisdiction to another in order to reduce global tax obligations in corporate structures. In March 2022, the OECD released detailed technical guidance on Pillar Two of the rules.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	23

Stakeholders raised concerns with the IASB about the potential implications on income tax accounting, especially accounting for deferred taxes, arising from the Pillar Two model rules. The IASB issued the final Amendments (the Amendments) International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on 23 May 2023.

The Amendments introduce a mandatory exception to entities from the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two model rules. The exception is effective immediately and retrospectively. The Amendments also provide for additional disclosure requirements with respect to an entity’s exposure to Pillar Two income taxes.

Management of the Group has determined that the Group is not within the scope of OECD’s Pillar Two Model Rules and the exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes is not applicable to the Group.

b)	New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

●	Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);
●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
●	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures)

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates);

The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not expect any other standards issued by the IASB, but are yet to be effective, to have a material impact on the Group.

10MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Company’s internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2023	24

Disclosure controls and procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A and have concluded that these controls and procedures were appropriately designed.

11GOING CONCERN STATEMENT

Current global financial conditions have been subject to increased volatility and access to equity financing has been, or may be, negatively impacted. These factors, which include the nature, effects and timing of administrative and legislative change, may impact the ability of the Company to obtain equity or debt financing in the future whether on terms favourable to the Company or at all. If these increased levels of volatility continue, or worsen, the Company's operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Recent inflationary pressures have increased interest rates and the costs of labour, and have adversely affected consumer spending and economic growth. While Canada, the United States, Europe and other developed economies are experiencing higher-than-normal inflation rates, it remains uncertain whether substantial inflation will be sustained over an extended period of time or have a significant effect on the Canadian, U.S., or European economies or other economies. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation will not become a serious problem in the future and may have a material adverse impact on the Company.

12RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Company’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section of the AIF. The risks and uncertainties described herein and therein are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that could adversely affect the Company’s business. If any of such risks actually occur, the Company’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

The Company depends on a small number of significant customers for a large portion of revenue.

The business of the Company was dependent on ten customers for approximately 64.9% of its revenue in the fiscal year ended December 31, 2023 and 67.3% of its revenue for the year ended December 31, 2022. The Company's largest customer accounted for approximately 31.8% of the Company's revenue for the year ended December 31, 2023 (42.1% for the year ended December 31, 2022). The Company’s accounts receivables tend to be concentrated within a small group of customers and this is expected to improve while the Company is growing its customer base in various jurisdictions.

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The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of contractual arrangements or other factors could harm the Company’s results of operations and financial condition. Revenue from individual customers may fluctuate from time to time.

The Company currently relies on third-parties for some of its gaming content and has no control over the providers of its content. Our business could be adversely affected if our access to games is limited or delayed.

The control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to games and other content. We cannot guarantee that these providers will always choose to license to us. Our business may be adversely affected if our access to games is limited or delayed because of deterioration in our relationships with one or more of these providers or if they choose not to license to us for any other reason.

Even if we are able to secure rights to gaming content from providers or creators, external groups may object and may exert pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase content fees. Content providers also may attempt to take advantage of their market power to demand onerous financial terms from us. If any of these content providers were to not renew their contracts at the expiration of their current service terms, fail to meet their contractual obligations or cease operations for any reason, and if no suitable alternative providers were available, we could be unable to operate our gaming platform. Our inability to retain such third-party providers or find suitable alternate providers in a timely manner could lead to significant costs and disruptions that could reduce our revenue, harm our business reputation, and have a material adverse effect on our financial condition and results of operations.

To the extent that we are unable to license a large amount of content or the content of certain popular games, our business, operating results, and financial condition could be materially harmed.

The industry within which the Company operates are intensely competitive, characterized by low barriers to entry, and are subject to changing technology, shifting user needs, and frequent introductions of new offerings.

The Company's current and potential competitors include large and established companies as well as other start-up companies. Certain competitors have more established relationships and greater financial resources and they can use their resources against the Company in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development and advertising. Emerging start-ups may be able to innovate and provide offerings faster than the Company can. As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services. If competitors are more successful than the Company in developing compelling offerings or navigating regulatory hurdles, the Company's revenue and growth rates could be negatively affected. There is no assurance that the Company will be able to maintain or grow its position in the marketplace.

The integrity, reliability and operational performance of the Company's content aggregation, parsing and distribution and other operational information technology systems are critical to the Company's ability to serve its businesses.

The Company's information technology ("IT") systems may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of these IT systems or the telecommunications and/or other third party infrastructure on which such systems rely, as described in "— Reliance on Third-Party Owned Communication Networks" could lead to significant costs and disruptions that could reduce the Company's revenue, harm the Company's business reputation and have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

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The Company incurs significant costs to maintain, transfer and receive personal data across jurisdictions.

The Company has procedures and measures in place to protect against network or IT system failure or disruption. However, those procedures and measures may not be effective to ensure that the Company is able to carry on its business in the ordinary course if they fail or are disrupted. In addition, the Company's IT systems may not be effective in detecting any intrusion or other security breaches, or safeguarding against sabotage, hackers, denial of service attacks, viruses or cybercrime. Any failure in these protections could harm the Company's business reputation and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

With regard to transfers to the U.S. of personal data (as such term is defined under the European Union’s General Data Protection Regulation 679/2016 (the "GDPR")) from the Company’s European and U.K. employees, customers, users and other persons, the Company has relied until recently upon the EU - U.S. Privacy Shield, and the Company currently attempts to rely upon EU standard contractual clauses in certain circumstances. Both the EU - U.S. Privacy Shield and EU standard contractual clauses have been subject to legal challenge, resulting in the EU - U.S. Privacy Shield being invalidated, in July 2020, by the Court of Justice of the European Union (the "CJEU"). The U.S. Department of Commerce and the European Commission have initiated discussions to evaluate the potential for an enhanced EU - U.S. Privacy Shield framework that would comply with the CJEU decision; however, such an enhancement may not be created, or any such enhancement could be subject to further challenge before the European courts. While the validity of the EU standard contractual clauses was confirmed by the CJEU, the use of the standard clauses with respect to data transfers to countries outside of the European Economic Area ("EEA") or the U.K., including the U.S., may be subject to further challenge. On 4 June 2021, the European Commission issued revised EU standard contractual clauses which intend to address the decision of the CJEU and recommendations made by the European Data Protection Board. Parties currently relying, or wishing to rely, upon EU standard contractual clauses therefore face operational and administrative challenges to implement these revised clauses, and/or any equivalent clauses issued by the relevant competent authority in the United Kingdom.  Due to the unsettled nature of data export from the EEA and the U.K. to the U.S. (and other third countries), the Company may experience reluctance or refusal by current or prospective European customers to use the Company’s products, and the Company may find it necessary or desirable to make further changes to its handling of personal data of EEA residents, including arrangements to store and process such data outside the U.S. The regulatory environment applicable to the handling of EEA or U.K. residents' personal data, and our actions taken in response, may cause the Company to assume additional liabilities or incur additional costs, and could result in the Company’s business, operating results and financial condition being harmed. Additionally, should the Company continue to transfer the personal data of EEA or U.K. residents to the U.S. or other country outside of the EEA or the U.K., without a solution that complies with the GDPR and other applicable data privacy laws, the Company and its customers may face a risk of enforcement actions by data protection authorities in the EEA or the U.K. relating to personal data transfers to the Company and by the Company from the EEA or the U.K. Any such enforcement actions could result in substantial fines, costs, legal orders to stop transfers and diversion of resources, distract management and technical personnel and negatively affect the Company’s business, operating results and financial condition.

The Company may require the registration of its users or end users prior to accessing its offerings or certain features of its offerings and it may be subject to increased legislation and regulations on the collection, storage, retention, transmission and use of user-data that is collected.

The Company's efforts to protect the personal information of its users may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company's data or its user's data. If any of these events occur, users' information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of the Company's terms of service or policies, could damage the Company's reputation and the Company's brands and diminish its competitive position. In addition, the affected users or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its

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business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company's prospects, business, financial condition or results of operations.

The Company transmits and stores a large volume of data in the course of supporting its offerings. The interpretation of privacy and data protection laws and their application to the Internet is unclear and subject to rapid change in numerous jurisdictions. There is a risk that these laws may be interpreted and applied in a manner that is not consistent with the Company's data protection practices and results in additional compliance or changes in the Company's business practices, or both, and liability or sanction under these laws. In addition, because its offerings are accessible in many jurisdictions, certain foreign jurisdictions may claim that the Company is required to comply with local laws, even where the Company has no local operating entity, employees, infrastructure or other physical presence in those jurisdictions.

The Company may require additional capital in order to carry out its business objectives.

The Company may require additional equity or debt financing in order to carry out its business objectives and to execute on its strategy. There can be no assurance that debt or equity financing or cash generated by operations would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it would be on terms acceptable to the Company. Failure to obtain sufficient financing may result in the delay or indefinite postponement of development or production on any or all of the Company's offerings which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions.

The Company’s growth prospects depend on the legal status of real-money gaming in various jurisdictions, and predominantly within the United States, which is an initial area of focus, and legalization may not occur in as many states as the Company expects, or may occur at a slower pace than the Company anticipates. Additionally, even if jurisdictions legalize real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than the Company anticipates, which could materially and adversely affect the Company’s future results of operations and make it more difficult to meet its expectations for financial performance.

Several U.S. states have legalized, or are currently considering legalizing, real-money gaming, and the Company’s business, financial condition and results of operations are significantly dependent upon legalization of real-money gaming. The Company’s business plan is partially based upon the legalization of real-money gaming for a specific percent of the population on a yearly basis and the legalization may not occur as the Company has anticipated. Additionally, if a large number of additional U.S. states or the U.S. federal government enact real-money gaming legislation and the Company is unable to obtain or its key customers are unable to obtain, or are otherwise delayed in obtaining, the necessary licenses to operate iGaming, online casino suites, sportsbook and insurance-based lottery betting websites in U.S. jurisdictions where such games are legalized, the Company’s future growth in iGaming, online casino suites, sportsbook and insurance-based lottery betting could be materially impaired.

As the Company enters into new jurisdictions, governments in those jurisdictions may legalize real-money gaming in a manner that is unfavourable to the Company. Further, authorities overseeing businesses and jurisdictions in which the Company already operates might pass legislation or construe existing law in an unfavourable matter. As a result, the Company may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with operations in existing jurisdictions or opportunities in new jurisdictions.

Additionally, certain U.S. states require the Company to have a relationship with a land-based, licensed casino for online sportsbook access, which tends to increase the Company’s costs of revenue. States that have established state-run monopolies may limit

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opportunities for private sector participants like the Company. States also impose substantial tax rates on iGaming, online casino suites, sportsbook and insurance-based lottery betting wagering revenue, in addition to sales taxes in certain jurisdictions and a federal excise tax of 25 basis points on the amount of each wager. As most state product taxes apply to various measures of modified gross profit, tax rates, whether federal- or state-based, that are higher than the Company expects, will make it more costly and less desirable for the Company to launch in a given jurisdiction. Additionally, tax increases in any of the Company’s existing jurisdictions may adversely impact the Company’s profitability.

Even in cases in which a jurisdiction purports to license and regulate iGaming, online casino suites, sportsbook and insurance-based lottery betting, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees.

The Company expects to be subject to a variety of U.S. and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business.

As the Company seeks to expand in the U.S. and foreign markets, the Company expects to be subject to a variety of U.S. and foreign laws and regulations, many of which are unsettled and still developing and which could subject the Company to claims or otherwise harm its business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to the Company’s products and services, or changes in tax laws and regulations or the interpretation thereof related to the Company’s products and services, could adversely impact the Company’s ability to operate its business as currently conducted or as the Company seeks to operate in the future, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Canadian courts have yet to clarify the scope of certain aspects of the exemption provided by section 207(1)(h) of the Criminal Code for offshore gaming services provided from Canada, and a risk exists that the Canadian authorities may commence enforcement proceedings against the Company for its activities, the Company is not aware of such proceedings against B2B solutions providers operating in Canada who solely export their products to lawful jurisdictions. Although the Company believes it is compliant with all applicable laws and regulations, there is a risk that certain activities of the Company could be found to be in contravention of any such law or regulation in Canada and the penalties for any such contravention are unknown. Additionally, changes in applicable laws or regulations or evolving interpretations of existing law could, in certain circumstances, result in increased compliance costs or capital expenditures, which could affect the Company’s profitability, or impede the Company’s ability to carry on its business which could affect its revenues. Violations of the Criminal Code or any other regulation, whether foreign or domestic, could negatively affect the reputation of the Company and the ability of the Company to obtain required regulatory licenses and registrations in Canada and elsewhere, and cause financial harm to the Company.

The Company is generally subject to laws and regulations relating to online gaming, online casino suites, sportsbook and insurance-based lottery betting in the jurisdictions in which the Company or the Company’s customers conduct their businesses or in some circumstances, of those jurisdictions in which their services are offered or available, as well as the general laws and regulations that apply to all online businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed or otherwise permitted and regulated and have adopted, or are in the process of considering, legislation and regulations to enable that to happen. Additionally, some jurisdictions in which the Company may operate could presently be unregulated or partially regulated, and therefore more susceptible to the enactment or change of laws and regulations.

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Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets.

Certain of the Company's customers may, from time to time, provide gaming services to players in unregulated markets. This activity by any of the Company's customers does not necessarily amount to an infringement of laws or regulation in a given jurisdiction, but it is not uncommon for customers to cease providing interactive gaming services in an unregulated market in response to changes or intimated changes to laws or regulation. If a customer is found to have infringed laws or regulations in an unregulated jurisdiction this could materially adversely affect the Company's operations, financial performance and prospects.

The Company cannot be certain that its customers will not provide interactive gaming services to end-users in markets which prohibit interactive gambling. The Company may be considered by a regulatory body in such a restricted jurisdiction as infringing the laws or regulations of that jurisdiction on the basis that the Company is aiding the infringement by providing products or services to that customer. If a customer is found to be operating in a prohibited market, this could materially adversely affect the Company's operations, financial performance, reputation and prospects, as well as jeopardize any one or all of the Licenses and Registrations by virtue of the Company's association with, or provision of products or services to, such customer.

The Company operates in regulated jurisdictions and there can be no assurance that regulations will be consistent in different jurisdictions that the Company operates.

Some countries from which the online gambling industry has historically derived revenue have introduced regulations attempting to restrict and/or prohibit online gaming and gambling, while other jurisdictions have taken the position that online gaming and gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation. The introduction of new gambling regulations or changes to the nature and scope of existing gaming and gambling regulations (and applicable laws and regulations more generally) in the territories in which the Company’s customers operates or may operate or from where the Company derives or may derive revenue could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

While certain European countries such as Malta and Gibraltar have adopted "point-of-supply" regimes which generally permit their licensees to accept wagers from any jurisdiction that does not expressly prohibit the supply of online gambling from outside such jurisdiction, other countries, including the United Kingdom, Spain and Denmark have implemented, or are in the process of implementing, "point-of-consumption" regimes which only permit the targeting of the domestic market, provided the appropriate local license is obtained and local taxes accounted for (regardless of where the operator's assets, infrastructure and employees may be located). Such licensing regimes can apply onerous compliance requirements and/or introduce product restrictions or marketing restrictions that could have an adverse effect on the Company's operations (and correspondingly on its financial performance).

Operators within the online gambling industry, including the Company, traditionally have based their own risk rationales on a remoteness of supply, adopting a "country of origin" / point-of-supply approach that justifies supplying gambling services into a jurisdiction unless there was something within the laws of that jurisdiction that explicitly outlawed such provision, and explicitly applied to such inward supply emanating from outside its borders.

Many jurisdictions have historically been unable to prevent inward remote supply due to a lack of extra-territorial enforceability of their laws. As a result, many jurisdictions have sought to regulate online gambling while a small number of other jurisdictions have sought to expand their existing legislation to explicitly prohibit such inward supply. Some jurisdictions include wording in their legislation which explicitly purports to apply extra territorially, thereby challenging the point-of-supply approach.

Certain European territories continue to maintain licensing regimes that protect monopoly providers and, in certain jurisdictions, have combined this with an attempt to prohibit or otherwise restrict all other supplies into the territory.

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Future legislative initiatives and court decisions may have a material impact on the Company's operations and financial results. There is a risk that governmental authorities may view the Company as having violated their local gaming regulations and laws if the Company fails to comply with local rules and requirements, including those relating to the licenses it holds. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against the Company and its internet service providers, credit card processors, advertisers and others involved in the online gaming and gambling industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on the Company or its business partners, and may divert the attention of key executives of the Company. Such proceedings could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as its reputation.

There can be no assurance that prohibitive legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Company's business to regulate various aspects of the internet or the online gaming and gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Company's business, financial condition and results of operations, either as a result of determining that a jurisdiction should be blocked, or because a local license may be costly to obtain and/or such licenses may contain other commercially undesirable conditions.

In addition, certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming or gambling services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. While these changes may provide growth opportunities for the Company, a new licensing and regulatory regime adopted in any such country may not grant a license to the Company or may impose onerous conditions such as a requirement to locate significant technical infrastructure within the relevant territory or establish and maintain real-time data interfaces with the regulator, together with enforcement sanctions for breach thereof, taxation liabilities that make the market unattractive to the Company, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so. There is also an associated cost with creating specific bespoke, localized platforms.

If regulation is liberalized or clarified in some jurisdictions, then the Company may face increased competition from other providers. The opening of new markets, and the clarification of restrictions surrounding online gaming and gambling in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing operators. A significant increase in competition may have a material adverse effect on the Company's business, prospects, revenues, operating results and financial condition.

Legislative interpretation may result in criminality of activities in jurisdictions where the Company supplies operation gaming software.

The Company generates the majority of its income through licensing the Company's technology and games to enable gaming operators to provide gaming services to customers where such services are dependent on that software and the functionality it provides. One of the consequences of the Company's supply of operational gaming software to customers is the potential regulatory risk associated with doing so. While in many jurisdictions laws and regulations may not specifically apply to gaming software licensors (as distinct from its customers' delivery to end customers), this is not universally the case and, indeed, some jurisdictions have sought to regulate or prohibit such supply explicitly.

Furthermore, the Company relies on the continuity of supply by the Company's customers to their end-users using the gaming related software and technology which the Company licenses. Laws and regulations relating to the supply of gaming services are complex, inconsistent and evolving and the Company may be subject to such laws either directly through explicit service provision or indirectly insofar as it has assisted the supply to customers who are themselves subject to such laws.

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Operators within the remote gaming industry have sought, in the past, to justify their activities by asserting that if remote gaming is permitted from the country of origin (i.e., from the point of supply) then the laws in the country of receipt would have to specifically outlaw the activity of the customer (remotely accessing interactive gaming services) or an entity in that jurisdiction or have the authority to implement laws that impacted outside the jurisdiction in order to render the activity illegal, or entitle the country of receipt to assert jurisdiction. Operators have sought to reduce any associated risks of jurisdictions forming a contrary view by limiting or omitting to have physical presence in such jurisdictions where any connected activities are not clearly legal. Several jurisdictions consider this rationale to be unjustified. Indeed in some jurisdictions, laws have been passed to expressly criminalize the provision of (and sometimes the participation in) gaming, irrespective of where the operator is located and licensed. There is a corresponding, continuing risk to any participant in the gaming industry (be they an operator, supplier or other service provider) that jurisdictions in which customers are located may seek to argue that such a participant was acting illegally in accepting or assisting in the acceptance of wagers from its citizens or in the manner in which it operates gaming networks. This could lead to actions being brought against customers which, in turn, could have a detrimental effect on the financial performance and the Company's reputation. Similarly, where supply by the Company to the customer is critical to the gaming transaction, one cannot rule out the risk that direct enforcement action will be taken against the Company or any of the Company's employees and directors.

Many jurisdictions have not updated their laws to address the supply of remote gaming, which by its nature is a multi-jurisdictional activity. Moreover, the legality of interactive gaming and the provision of software, services and gaming network management is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents including in relation to determining in which jurisdiction the gaming takes place and therefore which law applies. This uncertainty creates a risk for the Company that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine customers' and/or the Company's activities to be illegal. This could lead to actions being brought against customers and/or the Company or any of the Company's employees and directors, all or any of which may, individually or collectively, have a detrimental effect on the Company's financial performance and the Company's reputation.

The Company seeks to keep abreast of legal and regulatory developments affecting the gaming industry as a whole. However, the Company does not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where the Company's customers derive business and, correspondingly, from where the Company may derive revenue. The Company adapts its regulatory policy and, therefore, the scope of the Company's ongoing monitoring on the basis that an individual market's materiality to both any relevant customer and to the Company may change. As such, the Company may receive revenue from customers' dealing in jurisdictions where the Company may be unaware of the full extent of enforcement risk.

Despite the monitoring undertaken by the Company and the precautions the Company takes as to the location of employees or assets, there remains a prospect that, in the event of legislation being interpreted in an unfavorable or unanticipated way, such measures are not sufficient and result in actions being brought against the Company or the Company's employees and directors, all of which would have a detrimental effect on financial performance and the Company's reputation. Furthermore, similar actions could be brought against customers with the consequence that revenue streams from such customers may be frozen or traced at the behest of authorities even if none of the Company's entities are made a party to any legal proceedings against any such customer. Customers may also face problems in legitimately moving monies in and out of certain jurisdictions which will impact upon payments from customers. Finally, there is also a risk that the Company's directors or employees or individuals engaged by the Company (or directors, employees or individuals connected to any customer) may face extradition, arrest and/or detention in (or from) such territories even if they are only temporarily present.

13ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov under the Company’s name.

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Press releases and other information are also available in the Investor section of the Company’s website at www.bragg.group.

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